Exhibit 99.1

Absolute Software Appoints Matt Schoenfeld as Chief Revenue Officer

VANCOUVER, British Columbia & SAN JOSE, Calif.—(BUSINESS WIRE)—Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in Endpoint Resilience™ solutions, today announced the appointment of Matt Schoenfeld as Chief Revenue Officer. Matt will join Absolute’s executive management team in mid-June 2021 and will report to Christy Wyatt, President and CEO. Matt will oversee all revenue-generating activities at Absolute, including the global sales organization, sales operations, channel partnerships and development, and customer experience.

Matt brings to Absolute more than two decades of sales leadership in the cybersecurity and enterprise SaaS space, and a track record of developing high-performing sales teams and a customer-first culture across all go-to-market teams. Matt most recently served as an Executive in Residence at Greylock Partners, a leading venture capital firm based in Silicon Valley, where he consulted on a large portfolio of cybersecurity and other companies. Prior to that, Matt spent five years in a leadership role at FireEye, Inc., where he drove rapid growth for the Americas business, overseeing a 350-person team and delivering approximately $500 million in revenue over his tenure. Prior to that, Matt held multiple sales leadership positions at leading enterprise software providers, including VMware and DynamicOps.

Sean Maxwell, Absolute Software’s current Chief Commercial Officer, will continue to lead Absolute’s sales organization through the company’s June 30, 2021 fiscal year-end and will be leaving Absolute in the coming months following a transition period.

“There has never been a more exciting time at Absolute, and I am delighted to welcome Matt – he is joining us at a time of increased momentum, as we continue to see revenue growth from strong demand for Endpoint Resilience and our unique hardware embedded self-healing capabilities, and expansion of our global partner ecosystem, together with a broad set of new go-to-market channels with the pending acquisition of NetMotion. Matt brings deep leadership experience and a proven record of scaling high-growth cybersecurity companies,” said Christy Wyatt, President and CEO. “I also want to convey my sincere thanks and gratitude to Sean Maxwell for his unwavering support and dedication to Absolute during his more than five-year tenure as Chief Commercial Officer. His relentless focus on our customers was instrumental in our ability to achieve historical milestones and drive growth in recent years.”

“We’re at a significant inflection point in the security industry – where almost every organization is re-tooling their cybersecurity strategy to not only support a hybrid and remote workforce, but also to ensure their devices, data and applications are secure and resilient against the expanding cyber threat landscape we’re facing,” said Matt Schoenfeld. “I’m thrilled to join Christy and her leadership team at this time to help empower Absolute’s customers with self-healing solutions that provide intelligence and resilience across their organizations.”

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, any statements (express or implied) respecting: future events and anticipated results of operations and business strategies; Absolute’s market opportunities; the appointment of a new Chief Revenue Officer and the transition of the current Chief Commercial Officer; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its strategies and leverage its market opportunities; the appointment of a new Chief Revenue Officer and the transition of the current Chief Commercial Officer will occur on the timelines currently anticipated; and the appointment of a new Chief Revenue Officer will deliver the anticipated benefits to Absolute. Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recent Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), including the following particular risks: the appointment of a new Chief Revenue Officer and/or the transition of the current Chief Commercial Officer do not occur on the timelines currently anticipated or at all; the appointment of a new Chief Revenue Officer does not deliver the anticipated benefits to Absolute; and other unforeseen events, developments, or factors causing any of the aforesaid expectations and assumptions ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

About Absolute Software

Absolute Software is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network and empowers them with Self-Healing Endpoint™ security to ensure mission-critical apps remain healthy and deliver intended value. For the latest information, visit www.absolute.com and follow us on LinkedIn or Twitter.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Contacts

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760